Exhibit 21.1

List of Subsidiaries of Acquity Group Limited

Name	Jurisdiction of Incorporation

2020 GlobalGrowth Equities Limited	Cayman Islands

2020 Global Investments LLC	Delaware, United States

Acquity Group LLC	Delaware, United States

Cool Sports (BVI) Limited	British Virgin Islands

Cool Sports (HK) Limited	Hong Kong

Huaren Kudong Commercial Trading Co., Ltd.	People’s Republic of China

Xijiao International Limited	Cayman Islands

Xijiao Hong Kong Limited	Hong Kong